February 17, 2017

VIA EDGAR TRANSMISSION

Division of Investment Management

U.	S. Securities and Exchange Commission
100	F Street, NE

Washington, DC 20549

Re:

WesMark Funds (the “Registrant”)

File Nos. 811-07925

Post-Effective Amendment No. 39 under the Securities Act of 1933, as amended and Amendment No.40 under the Investment Company Act of 1940, as amended

Ladies and Gentlemen:

     Pursuant to Rule 461 of the Securities Act of 1933, as amended, the Registrant, and the undersigned distributor, ALPS Distributors, Inc., each hereby requests that the effectiveness of the above-referenced registration statement (the “Registration Statement”), which was filed under Rule 485(a) with respect to the WesMark Funds (the “Fund”) and which amends the Registrant’s prior filing under Rule 485(a) filed on December 16, 2016 to be accelerated to February 28, 2017, at 12:00 p.m. (Eastern time), or as soon thereafter as practicable.

Very truly yours,

WESMARK FUNDS

 /s/ David Ellwood

By: David Ellwood
Title: President

ALPS DISTRIBUTORS, INC.

By: Steven B. Price

Title: Senior Vice President